News Release
Issued on behalf of Reed Elsevier NV and Reed Elsevier PLC

For immediate release
6 November 2012

Reed Elsevier NV EGM 6 November 2012/board composition/dividend timetable

Reed Elsevier NV EGM

Reed Elsevier NV announces that all resolutions were approved at the Extraordinary General Meeting of Shareholders (EGM), held in Amsterdam on 6 November. These include: the appointment of Ms Linda S. Sanford to the Supervisory Board of Reed Elsevier NV with effect from 4 December 2012, the appointment of Mr Duncan Palmer as member of the Executive Board and an award in shares in Reed Elsevier NV to Mr Palmer.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Votes withheld

2. Appointment of Ms Linda S. Sanford	461,008,974	98.01	9,339,190	1.99	1,698,130
to the Supervisory Board

3. Appointment of Mr Duncan Palmer to	458,950,708	97.80	10,306,784	2.20	2,788,802
the Executive board

3. Approval of an	411,186,688	87.64	57,984,376	12.36	2,875,230
award of shares in Reed Elsevier NV

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

Board composition

Ms Linda S. Sanford has also been appointed as a non-executive director to the Reed Elsevier PLC board and the Reed Elsevier Group plc board, both with effect from 4 December 2012. Duncan Palmer was appointed to the boards of Reed Elsevier PLC and Reed Elsevier Group plc on 25 September 2012.

As previously announced, Mark Armour will retire from the Reed Elsevier boards on 31 December 2012. Duncan Palmer joined Reed Elsevier as CFO-designate at the end of August 2012. Following his appointment to the Executive Board of Reed Elsevier NV, Mr Palmer will succeed Mark Armour as CFO with effect from 15 November 2012.
Dividend timetable

In order to align the timetable for the final dividends as much as possible, Reed Elsevier NV and Reed Elsevier PLC have scheduled the ex-dividend dates and the record dates for both companies to the week following the Annual General Meetings. The dividend timetable for the final dividend 2012 is as follows:

30 Apr 2013	Ex-dividend date – 2012 final dividend, Reed Elsevier NV ordinary shares
1 May 2013	Ex-dividend date – 2012 final dividend, Reed Elsevier PLC ordinary shares and ADRs and Reed Elsevier NV ADRs
3 May 2013	NV and PLC Record date – 2012 final dividend, Reed Elsevier NV ordinary shares and ADRs and Reed Elsevier PLC ordinary shares and ADRs

-ENDS-